SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                          Commission File No. 0-29621

                 Form 10-K for Period Ended: September 30, 2006

PART - I - Registrant Information

                                   XSUNX, INC.
                      ------------------------------------
             (Exact name of registrant as specified in its charter)

                               CIK No. 0001039466

                      65 Enterprise, Aliso Viejo, CA 92656
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(Address of principal executive offices)                      (Zip Code)

Issuer's telephone number:    (949) 330-8060

PART II - Rules 12-b25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

[_]      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[_] (b) The subject annual report, semi-annual report, transition report on form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

[X]      (c) The  accountant's  statement  or  other  exhibit  required  by Rule
12b-25(c) has been attached if applicable.

Part III - Narrative

     State below, in reasonable detail, the reasons why Form 10-Q and form 10-K, 20-F, 1-K, 10-Q, and Form N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The annual audit for XsunX, Inc. is not yet completed and cannot be completed by the required filing date without unreasonable cost and effort due to the following:

The accountant was unable to complete the audit in the time allotted.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification:

            Tom Djokovich, CEO            (949) 330-8060

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  Yes

         (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be effected by the earnings statements to be included in the subject report or portion thereof?

                   No


     XsunX, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

         Dated: November 28, 2004          XSUNX, INC.


                                           /s/ Tom Djokovich
                                           -------------------------------------
                                           Tom Djokovich, CEO

EXHIBIT


JASPERS + HALL, PC
CERTIFIED PUBLIC ACCOUNTANTS
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9175 E. Kenyon Avenue, Suite 100
Denver, CO  80237
303-796-0099


November 29, 2006

Mr. Tom Djokovich, President
XsunX, Inc.

Dear Mr. Djokovich:

The audit of the September 30, 2006 financial statements of XsunX, Inc. is not complete at this time.

Sincerely,

/s/ Jaspers + Hall, PC
Jaspers + Hall, PC